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                                                                   File No.


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           --------------------

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                              DECEMBER 3, 2001

                           --------------------

                               CGI GROUP INC.
           (Exact name of registrant as specified in its charter)

                           --------------------

                   1130 SHERBROOKE STREET WEST, 5TH FLOOR
                               QUEBEC, CANADA
                  (Address of principal executive offices)

                           --------------------

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F             Form 40-F   x
                            ------------          ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes          No   x
                                --------   --------

               If "Yes" is marked,  indicate below the file number assigned
          to the registrant in connection with Rule 12g3-2(b):   N/A
                                                              ----------

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                                 SIGNATURE
                                 ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 4, 2001             CGI Group Inc.

                                     By: /s/  Paule Dore
                                         ------------------------------------
                                         Name:  Paule Dore
                                         Title: Executive Vice-President,
                                                Chief Corporate Officer and
                                                Secretary

On December 3, 2001, CGI Group Inc. (the "Company") announced in Canada that it has entered into an agreement with a syndicate of underwriters in connection with an offering of 11,110,000 Class A Subordinate Shares of the Company (the "Shares") at a price of CDN$11.25 per Share, for gross proceeds of approximately CDN$125,000,000. The offering is expected to close on or about December 20, 2001.

The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons or otherwise distributed in the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This filing does not constitute an offer to sell or a solicitation of an offer to buy any Shares, and is made pursuant to and in accordance with Rule 135c under the Securities Act.

The net proceeds of the offering will be used initially to repay indebtedness and thereafter will be added to CGI's general funds and be used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes.